501 Seventh Avenue, New York, New York 10018 • (212) 287-8282 • Fax (212) 287-8275 • email: jdubiner@warnaco.com

JAY L. DUBINER
Senior Vice President
General Counsel & Corporate Secretary

September 1, 2010

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel and Healthcare Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	The Warnaco Group, Inc.
Form 10-K FYE January 2, 2010
Filed March 2, 2010
File No. 1-10857

Dear Mr. Reynolds:

The Warnaco Group, Inc. (the “Company”) has received the comments of the staff of the Commission (the “Staff”) set forth in your letter dated August 30, 2010 (the “Comment Letter”). As discussed with the Staff this afternoon, the Company respectfully requests an extension to September 22, 2010, for the date by which the Company must provide its response to the Comment Letter.  The Company understands pursuant to its discussions with the Staff that the extension has been granted by the Staff.

Please do not hesitate to contact me if you have any questions regarding this matter at (212) 287-8000.

Very truly yours,

/s/ Jay Dubiner

Jay Dubiner
Senior Vice President and General Counsel

Enclosures

cc:	Alan C. Myers, Skadden, Arps, Slate, Meagher & Flom LLP Janice McGuirk, Securities and Exchange Commission Pam Howell, Securities and Exchange Commission